UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Polymer Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

731745 20 4
(CUSIP Number)

Mr. José Durany Pich
Mr. Juan Pich-Aguilera Roca
Grupo Corinpa, S.L.
31-3 Angli
08017 Barcelona, Spain
34 93 3013439
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731745 10 5	13D	Page 2 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tesalca-99, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,048,865
	9.	SOLE DISPOSITIVE POWER 465,696
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,865
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 731745 10 5	13D	Page 3 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Texnovo, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,048,865
	9.	SOLE DISPOSITIVE POWER 583,169
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,865
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 731745 10 5	13D	Page 4 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Corinpa, S.L.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,048,865
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,048,865
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,865
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 731745 10 5	13D	Page 5 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) José Durany Pich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,048,865
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,048,865
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,865
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 731745 10 5	13D	Page 6 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Juan Pich-Aguilera Roca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,048,865
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,048,865
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,865
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 731745 10 5	13D	Page 7 of 13 Pages

Item 1.  Security and Issuer.

Class A Common Stock, par value $0.01 per share (the “Common Stock”) of Polymer Group, Inc. (the “Issuer”), a Delaware corporation with its principal office located at 9335 Harris Corners Parkway, Suite 300, Charlotte, NC  28269.

Item 2.  Identity and Background.

This Schedule 13D is filed on behalf of the following persons:

(a)-(c)
Tesalca-99, S.A. (“Tesalca”), a Spanish limited company with its principal office located at 73-79, 5, Travessera de Gracia, Barcelona, Spain.  Texnovo, S.A. (“Texnovo”), a Spanish limited company with its principal office located at 73-79, 5, Travessera de Gracia, Barcelona, Spain.  José Durany Pich (“Durany”) and Juan Pich-Aguilera Roca (“Pich-Aguilera”) are individuals and joint managing Directors of Grupo Corinpa, S.L. (“Corinpa”). Corinpa and Texnovo are joint Directors of Tesalca.  Corinpa and Tesalca are joint Directors of Texnovo. The principal business address for Corinpa, Mr. Durany and Mr. Pich-Aguilera is 31-3 Anglí, 08017 Barcelona, Spain.

Tesalca, Texnovo, Durany, Pich-Aguilera and Corinpa are referred to herein as the Reporting Persons.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Tesalca, Texnovo and Corinpa are Spanish limited companies. Durany and Pich-Aguilera are citizens of Spain.

Item 3.  Source and Amount of funds or Other Consideration.

On December 2, 2009, Tesalca and Texnovo acquired an aggregate of 1,048,865 shares (the “Shares”) of Common Stock as consideration for the transfer to the Issuer of certain business assets pursuant to the terms of an Asset Transfer Agreement dated as of October 30, 2009 by and among Tesalca, Texnovo, Corinpa, the Issuer and PGI Spain, S.L.U. (the “Transfer Agreement”).  These assets were owned by Tesalca and Texnovo as part of their ongoing

CUSIP No. 731745 10 5	13D	Page 8 of 13 Pages

businesses.  Pursuant to the Transfer Agreement, if certain conditions are met, Tesalca and Texnovo may acquire an additional stake of up to 1.75% of the total shares of the Issuer if a second closing occurs in exchange for additional consideration consisting of business assets, owned by Tesalca and Texnovo, not previously transferred, as described in Item 6 below.

Item 4.  Purpose of Transaction.

Other than as described herein, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the direct and indirect beneficial owners of an aggregate of  1,048,865 Shares.  Of such Shares, Tesalca has sole dispositive power over 465,696 Shares; Texnovo has sole dispositive power over 583,169 Shares; and the Reporting Persons have shared voting power over all 1,048,865 Shares.  Corinpa, which is a Joint Director of each of Tesalca and Texnovo, and Durany and Pich-Aguilera, who are joint managing Directors of Corinpa, may be deemed to beneficially own all of the 1,048,865 Shares but each disclaims beneficial ownership thereof except to the extent of its or his pecuniary interest therein.

The 1,048,865 Shares beneficially owned by the Reporting Persons represent 5.0% of the issued and outstanding shares of the Issuer based on 20,977,290 shares of Common Stock

CUSIP No. 731745 10 5	13D	Page 9 of 13 Pages

outstanding as provided by the Issuer.  Of such 1,048,865 Shares, 465,696, or 2.22% of the total shares of the Issuer, are beneficially owned by Tesalca; 583,169, or 2.78% of the total Shares of the Issuer, are beneficially owned by Texnovo; and 1,048,865, or 5.0% of the total shares of the Issuer, are beneficially owned by Corinpa, Durany and Pich-Aguilera.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days:

Entity	Date	Amount Acquired	Price Per Share	Where and How Effected
Tesalca	12/2/2009	465,696 Shares	Acquired in exchange for business assets	Acquired from Issuer Pursuant to Asset Transfer Agreement
Texnovo	12/2/2009	583,169 Shares	Acquired in exchange for business assets	Acquired from Issuer Pursuant to Asset Transfer Agreement

In connection with the acquisition of the Shares, Tesalca and Texnovo entered into a Shareholders Agreement dated as of December 2, 2009, described below in Item 6 (the “Shareholders Agreement”), with the Issuer and MatlinPatterson Global Opportunities Partners L.P. (“Opportunities”) together with MatlinPatterson Global Opportunities B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Asset Management LLC and MatlinPatterson LLC, collectively referred, “MatlinPatterson”).  In its most recent filing on Schedule 13D, MatlinPatterson reported aggregate beneficial ownership, with its affiliates, of 13,596,921 shares of Common Stock, or approximately 64.8 % of the issued and outstanding shares of Common Stock.  As a result of certain provisions of the Shareholders Agreement, Tesalca, Texnovo and MatlinPatterson may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act; however, each of Tesalca and Texnovo expressly disclaim membership in such group.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Item 5 above is incorporated by reference herein.

Transfer Agreement

Pursuant to the Transfer Agreement, the Reporting Persons acquired 1,048,865 Shares on December 2, 2009 (the “Phase I Closing Date” and such acquisition, “Phase I”).  Pursuant to the Transfer Agreement, Tesalca and Texnovo have a call option to acquire from the Issuer, and the Issuer (through its indirectly owned subsidiary, PGI Spain, S.L.U., (formerly known as Parámetro Tecnológico, S.L.U.)) has a put option to require Tesalca and Texnovo to acquire

CUSIP No. 731745 10 5	13D	Page 10 of 13 Pages

from the Issuer, an additional 1.75% stake of the total shares of the Issuer (the “Phase II Shares” and such acquisition, “Phase II”) so that the Shares and the Phase II Shares would in the aggregate represent 6.75% of the outstanding shares of Issuer as of the Phase I Closing Date, in each case if certain conditions are satisfied.  The call option and the put option expire on December 31, 2012.

The foregoing description of the Transfer Agreement is qualified in its entirety by reference to the Transfer Agreement, which is filed herewith as Exhibit 10.1.

Shareholders Agreement

Transfer Restrictions.Under the Shareholders Agreement, transfers of the Shares and any Phase II Shares by Tesalca or Texnovo or any of their permitted transferees that acquired such Shares or Additional Shares by way of one of the exceptions set forth immediately below are generally prohibited for a period of one year from issuance except:

-  pursuant to "tag-along" sales and "drag-along" sales, as described below in "Tag-Along Rights" and "Drag-Along Rights", respectively;
                -  to affiliates or successors; or
-  to any lender to secure financings of Tesalca or Texnovo.

Board of Directors. The Shareholders Agreement provides that Tesalca and Texnovo will jointly have the right to designate one nominee (the “Designee”) to the Issuer’s Board of Directors (“Board”) until the Drop-Off Date. “Drop Off Date” means (i) for the period from the Phase I Closing Date until the closing date of Phase II (the “Phase II Closing Date”), the first date that any Shares are transferred by either Tesalca or Texnovo (or any of their permitted transferees) to any transferee that is not a Permitted transferee (as this term is defined in the Shareholders Agreement, and (ii) for the period from and after the Phase II Closing Date, the date upon which Tesalca and Texnovo collectively own less than 5% of the outstanding Common Stock calculated on a fully diluted basis. The initial Designee is Carlos Cavallé Pinós.  In the even of a vacancy created by the departure from the Board of the Designee, Tesalca and Texnovo will have the right to designate a replacement Designee.

Each of Tesalca, Texnovo and MatlinPatterson have agreed to take, or cause to be taken, such actions as may be required from time to time to maintain the number of persons comprising the Board at nine, and to elect as directors all of the directors nominated by the Company for election as directors, including the Designee.

So long as Tesalca and Texnovo have the right to a Designee, Durany will be entitled:

- until the second anniversary of the Phase I Closing Date, to be invited to attend and participate in Board meetings, at the discretion of the Board; and
- upon the earlier of the Phase II Closing Date and the second anniversary of the Phase I Closing Date, to be appointed as the Designee in place of Mr. Pinós.

CUSIP No. 731745 10 5	13D	Page 11 of 13 Pages

         Tag-Along Rights. If MatlinPatterson proposes to transfer shares of Common Stock in a “tag-along sale” (as described below), then Tesalca and Texnovo shall have the right to sell a pro rata portion of their shares of Common Stock on the same terms and conditions as the proposed transfer.  A “tag-along sale” is any sale or transfer by any of MatlinPatterson, or its affiliates to another person or entity other than an Affiliate (as defined in the Shareholders Agreement or any limited partner) (a “Third Party”) except for any sale by MatlinPatterson if (a) prior to and after giving effect to such sale, MatlinPatterson shall own at least an aggregate of 54.9% of the Common Stock, calculated on a fully diluted basis, or (b) MatlinPatterson’s sale to a Third Party is in connection with a tender offer or other offer by such Third Party open to Tesalca and Texnovo upon the same terms and conditions offered to MatlinPatterson, or (c) MatlinPatterson’s sale is made in the market pursuant to Rule 144 as promulgated under the Securities Act and the applicable volume restrictions or a registration statement.

         Drag-Along Rights. If MatlinPatterson approves the Sale of the Company (as defined below) and delivers written notice thereof to the Issuer, Tesalca and Texnovo not less than 30 calendar days before the consummation of such sale, each of Tesalca and Texnovo will vote for, consent to, cooperate with and will not object or otherwise impede consummation of such sale.  “Sale of the Company” means the direct or indirect sale of the Issuer to a third party pursuant to which such party or parties acquire (i) capital stock of the Issuer possessing the voting power to elect a majority of the Board (whether by merger, consolidation or sale, exchange or transfer of the Issuer’s capital stock), or (ii) all or substantially all of the Issuer’s assets determined on a consolidated basis.  Each of Tesalca and Texnovo granted each of the members of the Board an irrevocable proxy to vote its shares of Common Stock then eligible to vote and exercise any consent rights applicable thereto in favor of any such Sale of the Company in the event that Tesalca or Texnovo refuses or fails to comply with its obligations relating to such Sale of the Company.

         Preemptive Rights. Under the Shareholders Agreement, each of Tesalca and Texnovo will have preemptive rights to acquire securities to be issued by the Issuer in order to maintain its then-current proportionate ownership of Common Stock, subject to certain exceptions.

Termination. Generally, all rights and obligations under the Shareholders Agreement terminate on the Drop Off Date, provided, that the tag-along, drag-along and preemptive rights will not terminate until the later of the Drop Off Date and December 31, 2011.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, which is filed herewith as Exhibit 10.2.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

10.1
Asset Transfer Agreement, dated October 30, 2009, by and among Tesalca-99, S.A., Texnovo S.A., Grupo Corinpa, S.L., Polymer Group, Inc. and PGI Spain, S.L.U. (incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K filed by Polymer

CUSIP No. 731745 10 5	13D	Page 12 of 13 Pages

Group, Inc. on December 8, 2009 (File No.001-14330)).

10.2
Shareholders Agreement, dated as of December 2, 2009, by and among Tesalca-99, S.A., Texnovo S.A., Polymer Group, Inc., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Asset Management LLC and MatlinPatterson LLC (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed by Polymer Group, Inc. on  December 8, 2009 (File No.001-14330)).

99.1	Joint Filing Agreement, dated December 2, 2009, among Tesalca-99, S.A., Texnovo S.A., Grupo Corinpa, S.L., José Durany Pich and Juan Pich-Aguilera Roca.

CUSIP No. 731745 10 5	13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2009
Tesalca-99, S.A. Texnovo, S.A.

	By:	Grupo Corinpa, S.L.
Director

	By:	/s/ José Durany Pich
José Durany Pich
Managing Director

/s/ Juan Pich-Aguilera Roca
Juan Pich-Aguilera Roca Managing Director

Grupo Corinpa, S.L.

	By:	/s/ José Durany Pich
José Durany Pich
Managing Director

/s/ Juan Pich-Aguilera Roca
Juan Pich-Aguilera Roca Managing Director

/s/ José Durany Pich
José Durany Pich, individually

/s/ Juan Pich-Aguilera Roca
Juan Pich-Aguilera Roca, individually